Exhibit 21.1
Subsidiaries as of March 31, 2008

Name of Subsidiary	Jurisdiction of Incorporation

Gomez Canada, Limited	Canada

Gomez Deutschland GmbH	Germany

Gomez Europe, Limited	United Kingdom

Sysformance, AG	Switzerland

Gomez (Gao-Ming) Network Technologies (Beijing) Co., Ltd.	China